Exhibit 99.1

Investor Contact:

Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com

Kornit Digital Reports First Quarter Results

Highlights

●	Strong first quarter revenue of $38.2 million, up 22.6% net of $1.0 million attributed to the non-cash impact of warrants, compared to $31.1 million net of $42 thousand attributed to the non-cash impact of warrants in the prior year period.
●	First quarter 2019 GAAP net operating loss of $1.5 million; Non-GAAP operating profit of $1.6 million net of $1.0 million attributed to the non-cash impact of warrants, or 4.2% net of 242 basis points attributed to the non-cash impact of warrants.
●	First quarter 2019 GAAP net loss of $0.05 per diluted share; Non-GAAP net income of $0.03 per diluted share, net of $0.03 per diluted share attributed to the non-cash impact of warrants.
●	Record quarterly revenues from sale of systems.
●	Strong Atlas orders and Poly Pro pipeline following successful product launches; momentum continues with HD platforms and Eco Rapid consumables.
●	Solid geographic momentum with successful transition to direct model in North America, ongoing strength in EMEA, and a continued sharp improvement in APAC.

Rosh-Ha’Ayin, Israel – May 13, 2019 – Kornit Digital Ltd. (NASDAQ: KRNT), a leading provider of digital printing solutions for the global printed textile industry, today reported results for the first quarter ended March 31, 2019.

First quarter 2019 revenue increased 22.6% to $38.2 million, net of $1.0 million attributed to the non-cash impact of warrants, compared to $31.1 million, net of $42 thousand attributed to the non-cash impact of warrants, in the prior year period. Increased revenues in the quarter were attributable to widespread growth of system sales across geographies, particularly in the Asia Pacific region.

On a GAAP basis, first quarter operating loss was $1.5 million, compared to the prior-year period operating profit of $0.1 million. Non-GAAP operating income was $1.6 million net of $1.0 million attributed to the non-cash impact of warrants, or 4.2% of revenue, net of 242 basis points attributed to the non-cash impact of warrants, compared to $1.7 million, or 5.5% of revenue, in the prior year period. Lower operating margin was the result of a higher impact from warrants during the period and the shift in revenue mix derived by record quarterly revenues from system and service and the one-time impact of approximately $2 million distribution replenishment ink revenues due to completion timing of the transition to a direct business model in North America.

Ronen Samuel, Kornit Digital’s Chief Executive Officer commented, “We kicked off 2019 with an excellent start. We delivered a record quarter of revenues from the sale of systems and service and an overall 22.6% revenue growth despite a one-time effect of approximately $2 million on our ink revenues derived from the timing of our transition to a fully direct business model in North America, and a greater impact from the warrants resulting from a higher share price.

This quarter, we experienced continued business momentum with our HD platforms and the roll-out of our odorless Eco Rapid consumables. We had an exceptionally strong start with our new product introductions with a double-digit number of customers placing orders for our newly launched Atlas and a strong and growing pipeline as it relates to the Poly Pro and Presto. We expect that these new products will have a material contribution to our revenues as early as Q2-2019”.

Samuel added “We continue to make good progress with our business plan as it relates to expanding our Go-To-Market and services. This quarter, we successfully completed the business model transition in North America, continued our strong business momentum in EMEA and executed on another strong quarter in Asia Pacific with record quarterly revenues, following our focus in scaling and improving our performance in that region. I am very satisfied with the solid execution our global teams continue to deliver as we scale up our go-to-market. We are on track with our internal growth plans and excited to continue driving the business forward. I would like to thank all our devoted employees globally on their hard work, commitment and their ongoing focus on our customers success.”

First Quarter 2019 Results of Operations

Kornit reported first quarter revenue of $38.2 million net of the non-cash impact of warrants of $1.0 million, compared with the prior-year period level of $31.1 million net of the non-cash impact of warrants of $42 thousand.

On a GAAP basis, first quarter gross profit was $15.3 million, compared to $15.4 million in the prior-year period. Non-GAAP gross profit in the first quarter was $17.1 million, or 44.9% of revenue, compared with $15.6 million, or 50.0% of revenue in the first quarter of 2018. The lower gross margin was primarily due to the one-time shift in product mix which was favorable in System & Service revenues and 139 basis points attributed to the non-cash impact of warrants.

On a GAAP basis, total operating expenses in the first quarter were $16.8 million, compared to $15.3 million in the prior-year period. Non-GAAP operating expenses in the first quarter increased to $15.5 million, or 40.7% of revenue, compared to $13.9 million, or 44.5% of revenue, in the prior-year period.

First quarter GAAP research and development expenses were $5.5 million, compared to $5.3 million in the prior-year period. First quarter Non-GAAP research and development expenses were $5.2 million, or 13.7% of revenue, compared to $5.1 million, or 16.4% of revenue in the prior-year period.

First quarter GAAP selling and marketing expenses were $7.3 million, compared to $5.8 million in the prior-year period. First quarter Non-GAAP selling and marketing expenses were $6.8 million, or 17.8% of revenue, compared to $5.4 million, or 17.3% of revenue, in the equivalent prior-year period.

First quarter GAAP general and administrative expenses were $4.0 million, compared to $4.0 million in the prior-year period. First quarter non-GAAP general and administrative expenses were $3.5 million, or 9.2% of revenue, compared to $3.4 million, or 10.8% of revenue, in the prior-year period.

On a GAAP basis, first-quarter operating loss was $1.5 million, compared to operating profit of $0.1 million during the prior-year period. Non-GAAP operating income in the first quarter was $1.6 million, compared to $1.7 million in the prior-year period. As a percent of revenue, Non-GAAP operating margin for the first quarter was 4.2% of revenue, compared with 5.5% of revenue in the first quarter of 2018.

In the first quarter, the Company recorded an additional $0.2 million tax income that increased the deferred tax asset initially formed last quarter that affected GAAP net income.

On a GAAP basis, the Company reported a net loss of $1.6 million, or $0.05 per diluted share, compared to net income of $0.6 million in the first quarter of 2018. Non-GAAP net income for the first quarter of 2019 was $1.2 million, or $0.03 per diluted share, net of $0.03 per diluted share attributed to the non-cash impact of warrants, compared to net income of $2.1 million, or $0.06 per diluted share, net of $0.0 per diluted share attributed to the non-cash impact of warrants in the prior year period.

First Quarter 2019 Warrants Impact

	Three Months Ended
	March 31,
	Q1 2019				Q1 2018
	Net of Warrants Impact		Warrants Impact increase (decrease)		Net of Warrants Impact		Warrants Impact increase (decrease)

Revenues	$38.2	M	$1.0	M	$31.1	M	$42	K
Non-GAAP Gross Margin	44.9%		139	bps	50.0%		7	bps
Non-GAAP Operating Margin	4.2%		242	bps	5.5%		13	bps
Non-GAAP Net Margin	3.1%		245	bps	6.7%		13	bps
Non-GAAP Diluted Earnings Per Share	$0.03		$0.03		$0.06		$0.0

Balance Sheet and Cash Flow

At December 31, 2019, the Company had cash, deposits and marketable securities of $124.3 million, and no long-term debt. Cash flow provided by operations was $0.4 million during the first quarter of 2019.

Second Quarter 2019 Guidance

The Company will discuss the details of its guidance live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com.

Conference Call Information

The Company will host a conference call on the same day at 5:00 p.m. ET, or 0:00 a.m. Israel time, to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-888-394-8218 or +1-323-701-0225. The toll-free Israeli number is 1 80 921 2883. The confirmation code is 8403533.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 8403533. The telephonic replay will be available beginning at 8:00 p.m. ET on Monday, May 13, 2019, and will last through 11:59 p.m. ET on Monday, May 27, 2019. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the degree of our success in developing, introducing and selling new or improved products and product enhancements including specifically our Poly Pro and Presto products the extent of our ability to consummate sales to large accounts with multi-system delivery plans, the degree of our ability to fill orders for our systems, the extent of our ability to continue to increase sales of our systems and ink and consumables, the extent of our ability to leverage our global infrastructure build-out, the development of the market for digital textile printing, availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers, the extent of our success in marketing, and those additional factors referred to under “Risk Factors” in the company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2019. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude the impact of share-based compensation expenses, acquisition related expenses, excess cost of acquired inventory, foreign exchange differences associated with ASC 842, amortization of acquired intangible assets, deferred tax benefits and restructuring expenses and their tax effect. The purpose of such adjustments is to provide an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the Non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies.

About Kornit

Kornit Digital (NASDAQ:KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,	December 31,
	2019	2018
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$17,559	$74,132
Short-term bank deposit	14,000	5,000
Marketable securities	17,257	3,981
Trade receivables, net	25,988	21,953
Inventory	34,881	30,030
Other accounts receivable and prepaid expenses	4,480	5,660
Total current assets	114,165	140,756

LONG-TERM ASSETS:
Marketable securities	75,450	44,603
Deposits and prepaid expenses	532	744
Severance pay fund	319	351
Deferred taxes	7,404	7,272
Property and equipment, net	14,770	14,994
Operating lease right-of-use assets	14,552	-
Intangible assets, net	1,747	1,011
Goodwill	5,564	5,092
Total long-term assets	120,338	74,067

Total assets	$234,503	$214,823

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$19,330	$16,614
Employees and payroll accruals	9,047	7,932
Deferred revenues and advances from customers	2,296	3,633
Operating lease liabilities	3,104	-
Other payables and accrued expenses	5,021	4,993
Total current liabilities	38,798	33,172

LONG-TERM LIABILITIES:
Accrued severance pay	990	1,059
Operating lease liabilities	11,807	-
Other long-term liabilities	1,258	1,456
Total long-term liabilities	14,055	2,515

SHAREHOLDERS’ EQUITY	181,650	179,136

Total liabilities and shareholders’ equity	$234,503	$214,823

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2019	2018
	(Unaudited)

Revenues
Products	$32,007	$26,758
Services	6,154	4,362
Total revenues	38,161	31,120

Cost of revenues
Products	16,422	11,039
Services	6,441	4,692
Total cost of revenues	22,863	15,731

Gross profit	15,298	15,389

Operating expenses:
Research and development	5,467	5,272
Selling and marketing	7,268	5,849
General and administrative	4,043	4,028
Restructuring expenses	-	148
Total operating	16,778	15,297
Operating income (loss)	(1,480)	92
Financial income (expenses), net	(4)	533
Income (loss) before taxes on income	(1,484)	625

Taxes on income	105	60
Net income (loss)	(1,589)	565

Basic net income (loss) per share	$(0.05)	$0.02

Weighted average number of shares used in computing basic net income (loss) per share	35,127,377	34,269,217

Diluted net income (loss) per share	$(0.05)	$0.02

Weighted average number of shares used in computing diluted net income (loss) per share	35,127,377	34,729,450

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2019	2018
	(Unaudited)

GAAP cost of revenues	$22,863	$15,731
Cost of product recorded for share-based compensation (1)	(108)	(85)
Cost of service recorded for share-based compensation (1)	(114)	(63)
Intangible assets amortization on cost of product (3)	(25)	(25)
Excess cost of product on acquired inventory	(1,554)	-
Acquisition related expenses (2)	(28)	-
Non-GAAP cost of revenues	$21,034	$15,558

GAAP gross profit	$15,298	$15,389
Gross profit adjustments	1,829	173
Non-GAAP gross profit	$17,127	$15,562

GAAP operating expenses	$16,778	$15,297
Share-based compensation (1)	(1,078)	(1,057)
Acquisition related expenses (2)	(57)	-
Intangible assets amortization (3)	(129)	(241)
Restructuring expenses	-	(148)
Non-GAAP operating expenses	$15,514	$13,851

GAAP Financial income (expenses)	$(4)	$533
Foreign exchange losses associated with ASC 842	335	-
Non-GAAP Financial income (expenses)	$331	$533

GAAP Taxes on income (tax benefit)	$105	$60
Tax effect on to the above non-GAAP adjustments	489	88
Tax benefit (c)	165	-
Non-GAAP Taxes on income (tax benefit)	$759	$148

GAAP net income (loss)	$(1,589)	$565
Share-based compensation (1)	1,300	1,205
Acquisition related expenses (2)	85	-
Intangible assets amortization (3)	154	266
Excess cost of product on acquired inventory (a)	1,554	-
Restructuring expenses	-	148
Foreign exchange losses associated with ASC 842	335	-
Tax effect on to the above non-GAAP adjustments	(489)	(88)
Deferred tax benefit based on an Israeli statutory tax rate (b)	(165)	-
Non-GAAP net income (loss)	$1,185	$2,096

GAAP diluted earning (loss) per share	$(0.05)	$0.02

Non-GAAP diluted earning per share	$0.03	$0.06

Weighted average number of shares

Shares used in computing GAAP diluted net earning (loss) per share	35,127,377	34,729,450

Shares used in computing Non-GAAP diluted net earning per share	36,431,015	35,005,677

(1) Share-based compensation
Cost of product revenues	108	85
Cost of service revenues	114	63
Research and development	255	174
Selling and marketing	315	228
General and administrative	508	655
	1,300	1,205
(2) Acquisition related expenses
Cost of product revenues	28	-
Selling and marketing	14	-
General and administrative	43	-
	85	-
(3) Intangible assets amortization
Cost of product revenues	25	25
Selling and marketing	129	241
	154	266

(a)	Consists of charges to cost of revenues for the difference between the higher carrying cost of the acquired inventory from a distributor purchased on February 8, 2019 which was recorded at fair value and the standard cost of the Company’s inventory, which adversely impacts the Company’s gross profit.

(b)	Non cash impact related to the recognition of deferred taxes with respect to carryforward losses in Israel

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2019	2018
	(Unaudited)

Cash flows from operating activities:

Net income (loss)	$(1,589)	$565
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,081	1,167
Fair value of warrants deducted from revenues	989	42
Share-based compensation	1,300	1,205
Amortization of premium (discount) on marketable securities	(34)	117
Increase in trade receivables	(4,141)	(2,270)
Decrease in other receivables and prepaid expenses	1,282	417
Decrease (increase) in inventory	(1,603)	4,915
Decrease in operating leases right-of-use assets	24	-
Increase in deferred taxes, net	(186)	(309)
Decrease (increase) in other long term assets	210	(45)
Increase (decrease) in trade payables	2,668	(5,146)
Increase in operating lease liabilities	335	-
Increase in employees and payroll accruals	1,126	342
Increase (decrease) in deferred revenues and advances from customers	(1,321)	304
Increase in other payables and accrued expenses	347	887
Decrease in accrued severance pay, net	(37)	(80)
Increase (decrease) in other long term liabilities	(198)	34
Foreign currency translation income (loss) on inter company balances with foreign subsidiaries	193	(339)

Net cash provided by operating activities	446	1,806

Cash flows from investing activities:

Purchase of property and equipment	(654)	(482)
Cash paid in connection with acquisition	(4,715)	-
Increase in bank deposits	(9,000)	(3,000)
Proceeds from sale of marketable securities	638	-
Proceeds from maturity of marketable securities	500	500
Purchase of marketable securities	(44,599)	(2,349)

Net cash used in investing activities	(57,830)	(5,331)

Cash flows from financing activities:

Exercise of employee stock options	1,144	531
Payment of contingent consideration	(303)	(900)

Net cash provided by (used in) financing activities	841	(369)

Foreign currency translation adjustments on cash and cash equivalents	(30)	47
Decrease in cash and cash equivalents	(56,543)	(3,894)
Cash and cash equivalents at the beginning of the period	74,132	18,629
Cash and cash equivalents at the end of the period	17,559	14,782

Non-cash investing and financing activities:

Purchase of property and equipment on credit	277	400
Inventory transferred to be used as property and equipment	-	591